LIANLUO SMART LIMITED

Room 611, 6th Floor, BeiKong Technology Building

No. 10 Baifuquan Road, Changping District

Beijing 102200, People’s Republic of China

June 4, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Abby Adams

Re:	Lianluo Smart Limited

Registration Statement on Form F-1, as amended

File No. 333-237358

Dear Ms. Adams:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of Lianluo Smart Limited (the “Company”) so that it will become effective at 4:00 p.m., Eastern Time, on Monday, June 8, 2020, or as soon thereafter as practicable.

Please contact Kevin (Qixiang) Sun of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 101, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours, Lianluo Smart Limited

By:	/s/ Zhitao He
Name:	Zhitao He
Title:	Chief Executive Officer

cc: Kevin (Qixiang) Sun, Bevilacqua PLLC